SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

2010: Record Net Income of R$ 35.56 billion

Rio de Janeiro, February 25, 2010 – Petróleo Brasileiro S.A. – Petrobras announces its consolidated results of the fourth quarter of 2010 and its annual results, according to the international financial reporting standards (IFRS).

In 2010, the net income was R$ 35.2 billion (R$ 3.57 per share), 17% higher than the 2009 number of R$ 30.1 billion (R$ 3.43 per share). The gross profit reached R$ 77.22 billion in 2010, 4% higher to the last year result (R$ 74.13 billion).

The net income of the period from January to September 2010 (Jan-Sept/2010) reached R$ 24.58 billion, 10% higher than the Jan-Sept/2009 period, mainly due to higher sales volume, which increased 13%, and to an increase of oil prices.

Oil products demand in the domestic market (+13%) pushed the net income increase, highlighting the sales of diesel (+9%), gasoline (+17%), jet fuel (+19%) and natural gas (+33%). Additionally, the 2% increase of the oil and gas production and higher volume of the international sales (+10%) were favorable to the results.

In the segmented result, the increase in the oil price and in the production volume in 2010 influenced the result of the Exploration & Production (E&P) segment. However, the Supply segment presented a decrease in the result due to the increase in the oil price.

Net Income per segment (R$ million) 1

Segments(1)	2010	2009
Exploration & Production	29,691	19,289
Refining, Transportation and Commercialization	3,722	13,521
Other Segments(2)	3,867	1,835

(1) Includes intersegment transactions that are eliminated for calculation of the Company’s profit

(2) Corporate Segment not taken into account

The investments in 2010 totaled R$ 76,411 million, 8% higher than 2009 investment amount and representing 86% of the investment planned for the year.  The investment aimed to increase oil and natural gas production capacity and to improve the refining park and petrochemical assets.

Petrobras also informs the approval of its Capex Plan which totaled R$ 93,669 million.  The table presented bellow shows the 2011 Capex Plan detailed by segment.

2011 Capex Plan

Segments	Investment R$ Million	%
Exploration & Production	42,999	46%
Refining, Transportation and Commercialization	37,215	40%
Gas & Power	4,677	5%
International	5,468	6%
Distribution	1,188	1%
Biofuel	913	1%
Corporate	1,210	1%
TOTAL	93,669	100%

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forward-looking statements. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2011
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.